UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

(Amendment No. 7)

BECKMAN COULTER, INC.

(Name of Subject Company)

DJANET ACQUISITION CORP. DANAHER CORPORATION

(Names of Filing Persons — Offeror)

Common Stock, Par Value $0.10 Per Share

(Title of Class of Securities)

075811109

(Cusip Number of Class of Securities)

Jonathan P. Graham

Senior Vice President - General Counsel

James F. O’Reilly

Associate General Counsel and Secretary

2200 Pennsylvania Avenue, N.W., Suite 800W

Washington, D.C. 20037-1701

(202) 828-0850

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of Filing Persons)

Copies to:

Trevor S. Norwitz, Esq. Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019-6150 Telephone: (212) 403-1000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$6,540,586,458.22	$759,362.09

*	Estimated solely for purposes of calculating the amount of the filing fee. This amount is based on the offer to purchase all 78,330,377 outstanding shares of common stock of Beckman Coulter, Inc. (“Beckman Coulter”), calculated on a fully diluted basis per information provided by Beckman Coulter, at a purchase price of $83.50 cash per share, as of February 11, 2011, the most recent practicable date.
**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, by multiplying the transaction valuation by 0.00011610.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$759,362.09.	Filing Party:	Danaher Corporation and Djanet Acquisition Corp.
Form or Registration No.:	Schedule TO.	Date Filed:	February 15, 2011.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

This Amendment No. 7 (the “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (together with any amendments and supplements thereto, the “Schedule TO”) filed with the Securities and Exchange Commission (the “SEC”) on February 15, 2011, as amended on March 2, 2011, March 9, 2011, March 23, 2011, April 18, 2011, April 20, 2011 and May 31, 2011, and is filed by (i) Djanet Acquisition Corp., a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of Danaher Corporation, a Delaware corporation (“Danaher”), and (ii) Danaher. The Schedule TO relates to the tender offer for all of the outstanding shares of common stock, par value $0.10 per share (the “Shares”), of Beckman Coulter, Inc., a Delaware corporation (“Beckman Coulter”), at a price of $83.50 per Share, net to the seller in cash, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 15, 2011 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”), copies of which were filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

The information in the Offer to Purchase and the Letter of Transmittal is incorporated in this Amendment by reference to all of the applicable items in the Schedule TO, except that such information is amended and supplemented to the extent specifically provided in this Amendment. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

Item 7.	Source and Amount of Funds or Other Consideration

Item 7 of the Schedule TO is hereby amended and supplemented as follows:

The information set forth in Section 10—“Source and Amount of Funds” of the Offer to Purchase is hereby amended and supplemented by inserting the following paragraph:

“Purchaser estimates that the total amount of funds it will need to purchase all Shares pursuant to the Offer, pay the Merger Consideration in connection with the Merger, retire Beckman Coulter’s outstanding convertible notes and pay related fees, expenses and other amounts expected to become due and payable by Purchaser as a result of the Offer and the Merger will be approximately $6.7 billion (the “Purchaser Obligations”). Danaher will provide Purchaser with sufficient funds to satisfy these obligations. In addition, as a result of the Offer and the Merger, Danaher will assume approximately $800 million of indebtedness and acquire approximately $450 million of cash, net of the fees, expenses and other amounts expected to become due and payable by Beckman Coulter as a result of the Offer and the Merger.

Danaher expects to fund the Purchaser Obligations through (1) approximately $3.3 billion of cash on hand, including the anticipated net proceeds, after expenses and the underwriters’ discount, of approximately $877.4 million from the issuance of Danaher common stock which is expected to close on June 21, 2011 (assuming no exercise of the underwriters’ 30 day option to purchase additional shares of common stock which if exercised in full would result in approximately $87.8 million of additional proceeds), as reported in Danaher’s Current Report on Form 8-K filed with the SEC on June 15, 2011, (2) approximately $1.8 billion of net proceeds from the sale of senior unsecured notes that Danaher expects to issue prior to the closing of the Offer, and (3) approximately $1.6 billion of net proceeds from the sale of commercial paper that Danaher expects to issue under its U.S. commercial paper program prior to the closing of the Offer. Prior to issuing such commercial paper, Danaher expects to enter into a 364-day revolving credit facility with a borrowing capacity of up to $3.0 billion (the “Bridge Facility”) which, together with Danaher’s existing $1.45 billion multi-year revolving credit facility (the “Existing Facility”), will provide credit support for the issuance of up to the full $4.0 billion of commercial paper capacity under Danaher’s U.S. commercial paper program. In the event that Danaher is unable to issue the senior unsecured notes in the required amount, prior to closing of the Offer, Danaher intends to finance any shortfall by issuing additional commercial paper, and if Danaher is unable to issue commercial paper in the required amount, Danaher intends to finance any shortfall with borrowings under the Bridge Facility and/or the Existing Facility. Additional details of Danaher’s U.S. commercial paper program follow.

Under Danaher’s U.S. commercial paper program, Danaher may issue and sell unsecured, short-term promissory notes with maturities not in excess of 397 days from the date of issue pursuant to an exemption from federal and state securities laws. The commercial paper notes are not redeemable prior to maturity and are not subject to voluntary prepayment. Interest expense on the notes is paid at maturity and is generally based on the ratings assigned by credit rating agencies at the time of the issuance and prevailing market rates measured by reference to the London inter-bank offered rate. The description above is qualified in its entirety by reference to the Commercial Paper Dealer Manager Agreement, the Commercial Paper Issuing and Paying Agent Agreement and the Commercial Paper Dealer Agreement, attached as Exhibits 10.22, 10.23 and 10.24, respectively, to Danaher’s Annual Report on Form 10-K for the year ended December 31, 2010.

Completion of the Offer and the Merger is not conditioned upon obtaining or upon the funding of any financing arrangements.”

Item 11.	Additional Information

Item 11 of the Schedule TO is hereby amended and supplemented as follows:

The information set forth in Section 16—“Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is hereby amended and supplemented by inserting the following paragraph as the last paragraph in the subsection captioned “Antitrust Compliance”:

“On June 16, 2011, the European Commission granted approval for the consummation of the Offer. Accordingly, the Antitrust Condition has been satisfied. The press release announcing the European Commission’s approval is attached hereto as Exhibit (a)(5)(H).”

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented as follows:

“(a)(5)(H)     Press Release issued by Danaher Corporation on June 16, 2011.”

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 16, 2011

Djanet Acquisition Corp.

By:	/s/ Robert S. Lutz
Name: Robert S. Lutz
Title: Vice President, Treasurer and Secretary

Danaher Corporation

By:	/s/ Robert S. Lutz
Name: Robert S. Lutz
Title: Senior Vice President – Chief Accounting Officer

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase dated February 15, 2011.*

(a)(1)(B)	Letter of Transmittal (including Form W-9).*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Summary Advertisement dated February 15, 2011.*

(a)(5)(A)	Press Release issued by Danaher Corporation on February 7, 2011 (incorporated in this Schedule TO by reference to the Current Report on Form 8-K filed by Danaher Corporation on February 7, 2011).*

(a)(5)(B)	Transcript of Investor Call held February 7, 2011 regarding announcement of Merger Agreement (incorporated in this Schedule TO by reference to the Schedule TO-C filed by Danaher Corporation on February 8, 2011).*

(a)(5)(C)	Investor Presentation (incorporated in this Schedule TO by reference to the Schedule TO-C filed by Danaher Corporation on February 9, 2011).*

(a)(5)(D)	Joint Press Release issued by Danaher Corporation and Beckman Coulter, Inc. on March 9, 2011.*

(a)(5)(E)	Press Release issued by Danaher Corporation on March 22, 2011*

(a)(5)(F)	Press Release issued by Danaher Corporation on April 20, 2011*

(a)(5)(G)	Press Release issued by Danaher Corporation on May 31, 2011*

(a)(5)(H)	Press Release issued by Danaher Corporation on June 16, 2011**

(b)	Not applicable.

(c)	Not applicable.

(d)(1)	Agreement and Plan of Merger dated as of February 6, 2011 among Danaher Corporation, Djanet Acquisition Corp. and Beckman Coulter, Inc. (incorporated in this Schedule TO by reference to the Current Report on Form 8-K filed by Danaher Corporation on February 10, 2011).*

(d)(2)	Confidentiality Agreement dated as of November 16, 2010 between Beckman Coulter, Inc. and Danaher Corporation.*

(e)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.
**	Filed herewith.